UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

JUMEI INTERNATIONAL HOLDING LIMITED

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

48138L107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

February 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138L107	SCHEDULE 13D	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0204241
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,516,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,516,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,516,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% [1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

CUSIP No. 48138L107	SCHEDULE 13D	Page 3 of 13

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-0577551

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 440,990
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 440,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

CUSIP No. 48138L107	SCHEDULE 13D	Page 4 of 13

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

33-1190312

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,942,720
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,942,720
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

CUSIP No. 48138L107	SCHEDULE 13D	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0204084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% [1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

CUSIP No. 48138L107	SCHEDULE 13D	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% [1]
14.	Type of Reporting Person (See Instructions) OO

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

CUSIP No. 48138L107	SCHEDULE 13D	Page 7 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% [1]
14.	Type of Reporting Person (See Instructions) OO

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

CUSIP No. 48138L107	SCHEDULE 13D	Page 8 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HONG KONG SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,785
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 139,785
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,039,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0% [1]
14.	Type of Reporting Person (See Instructions) IN

[1]	The percentage is based upon 87,829,756 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2015.

PREAMBLE

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, filed on February 10, 2015 by Sequoia Capital China II, L.P. (“SCC II”), Sequoia Capital China Partners Fund II, L.P. (“SCC PTRS II”),Sequoia Capital China Principals Fund II, L.P. (“SCC PRIN II”), Sequoia Capital China Management II, L.P. (“SCC MGMT II”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”), as amended by Amendment No. 1 to the Statement on Schedule 13G filed on February 12, 2016, relating to Class A ordinary shares of Jumei International Holding Limited. This Schedule 13D is being filed as a result of the events described in Item 4 below.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares, par value US$0.00025 per share (the “Ordinary Shares”), of Jumei International Holding Limited (the “Company”). American depositary shares (the “ADSs,” and each, an “ADS”), each representing one Ordinary Share, of the Company are listed on the New York Stock Exchange under the symbol “JMEI.” The address of the principal executive offices of the Company is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) SCC II, (2) SCC PTRS II, (3) SCC PRIN II, (4) SCC MGMT II, (5) SCC HOLD, (6) SNP and (7) NS.     SCC MGMT II is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II. SCC HOLD is the General Partner of SCC MGMT II. SNP is the Director of, and wholly owns, SCC HOLD. NS is the Director of, and wholly owns, SNP. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the consortium. See Item 4 below.

(b) The business address of the Reporting Persons is Suite 3613, 36/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(c) The principal occupation or employment of each of SCC II, SCC PTRS II and SCC PRIN II is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC MGMT II is to serve as general partner of each of SCC II, SCC PTRS II and SCC PRIN II. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT II. The principal occupation or employment of SNP is to serve as the Director and parent company of SCC HOLD. The principal occupation or employment of NS is to serve as the Director and sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCC II, SCC PTRS II, SCC PRIN II, SCC MGMT II, and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. NS is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 21,039,785. The source of the funds used to purchase these shares was capital contributions by the partners of such Reporting Persons and the available funds of such entities.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons, and members of the Buyer Group (as defined in Item 4) that are not Reporting Persons, may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION.

On February 17, 2016, Leo Ou Chen, Yusen Dai, SCC II, SCC PTRS II and SCC PRIN II (collectively, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$7.00 per ADS, or US$7.00 per Class A Ordinary Share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.2, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares are based upon 87,829,756 Ordinary Shares outstanding as of December 31, 2015, which information was provided to the Reporting Persons by the Issuer. Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 21,039,785 Ordinary Shares of the Company, representing approximately 24.0% of the outstanding Ordinary Shares of the Company. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 17,516,290 Ordinary Shares, which represents approximately 19.9% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 440,990 Ordinary Shares, which represents approximately 0.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PRIN II beneficially owns an aggregate of 2,942,720 Ordinary Shares, which represents approximately 3.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as general partner of SCC II, SCC PTRS II and SCC PRIN II, may be deemed to beneficially own an aggregate of 20,900,000 Ordinary Shares, which represents approximately 23.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as general partner of SCC MGMT II, may be deemed to beneficially own an aggregate of 20,900,000 Ordinary Shares, which represents approximately 23.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as general partner of SCC HOLD, may be deemed to beneficially own an aggregate of 20,900,000 Ordinary Shares, which represents approximately 23.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS , who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 21,039,785 Ordinary Shares, which represents approximately 24.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Reporting Persons may be deemed to be a “group” with Mr. Chen, Super ROI Global Holding Limited (“Super ROI”), Mr. Dai and Pinnacle High-Tech Limited (“Pinnacle”) for purposes of Section 13(d) of the Act as a result of the submission of the Proposal Letter (as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Chen, Super ROI, Mr. Dai and Pinnacle. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Chen, Super ROI, Mr. Dai or Pinnacle. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of February 26, 2016, by and among SCC II, SCC PTRS II, SCC PRIN II, SCC MGMT II, SCC HOLD, SNP and NS.

99.2	Proposal Letter dated February 17, 2016 from the Buyer Group (as defined therein) to the board of directors of the Company.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2016

Sequoia Capital China II, L.P. Sequoia Capital China Partners Fund II, L.P. Sequoia Capital China Principals Fund II, L.P.

By:	Sequoia Capital China Management II, L.P.
General Partner of each

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management II, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen